

Patrick Henry · 2nd

GroGuru CEO | Serial Entrepreneur | Multiple Exits | Author - PLAN COMMIT WIN

Talks about #agtech, #smartfarming, #startupfunding, and #precisionagriculture

Las Vegas Metropolitan Area · **Contact info**

7,684 followers · **500+** connections

 **GroGuru Inc**

 **Georgia Institute of Technology**

Experience



President & CEO (Co-Founder)

GroGuru Inc

Jul 2018 – Present · 3 yrs 8 mos

Greater San Diego Area

GroGuru is all about strategic irrigation management. We help farmers make more money by increasing crop yield while more efficiently using water and other scarce resources in a sustainable way. The GroGuru patented wireless underground system, WUGS, enables the permanent installation of soil sensors in annual field crops like



Founder & CEO

QuestFusion

Jan 2015 – Jun 2018 · 3 yrs 6 mos

Greater San Diego Area

Author of PLAN COMMIT WIN: 90 Days to Creating a Fundable Startup.



President & CEO

Entropic Communications

Sep 2003 – Nov 2014 · 11 yrs 3 mos

Greater San Diego Area

As the former CEO of Entropic my responsibilities included setting the vision and overall direction, strategic business planning, providing the proper resources to accomplish our goals, building the culture of the organization, and overseeing and delivering on the company's performance.



President & CEO

Pictos Technologies

Jan 2003 – Aug 2003 · 8 mos

Newport Beach, CA

Developed silicon solutions for digital still cameras and camera phones. Team included over 80 people in two development locations. Drove significant cost reduction and restructuring, focusing the company on key customers and products. Sold Pictos to ESS Technology for $27M in June 2003.



CEO

LinCom Wireless, Inc.

Sep 2001 – Oct 2002 · 1 yr 2 mos

Los Angeles, CA

Developed silicon solutions for 802.11 WLAN and engineering services for broadband entertainment. Team included 70 people. Drove the overall business strategy including identification of target market segments and key customers. Negotiated key partnerships and other business arrangements. Principal shareholder, the Titan

See all 11 experiences